SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2018

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425- 070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Corporate Taxpayer ID (CNPJ/MF): 01.545.826/0001-07

Company Registry (NIRE): 35.300.147.952

Publicly-held Company

NOTICE TO THE MARKET

GAFISA S.A. (BOVESPA: GFSA3) (“Gafisa” or “Company”) hereby presents the clarifications requested by the CVM through Official Letter 1992/2018-SAE, sent to the Company on December 17, 2018:

December 17, 2018

1992/2018-SAE

Gafisa S.A.

Attn. Mrs. Ana Maria Loureiro Recart

Investor Relations Officer

Ref.: Request for clarification on news in the press

Dear Sirs,

The news article published by newspaper “Valor Econômico” on December 17, 2018, entitled “Lançamentos da Gafisa” contains the following information, among other:

1.       Gafisa is closing 2018 with launches amounting to R$750 million, below the estimated Potential Sales Value (PSV) of R$1 billion;

2.       The PSV target for 2019 is similar to this year’s, but the intention is to go beyond.

We request clarifications regarding the aforementioned items by 12/18/2018, with your confirmation or not, as well as other information deemed important.

In compliance with the above request, the Company hereby clarifies that the information published by the newspaper Valor Econômico on 12/17/2018 is in line with the information that has been disclosed by the Company in documents submitted through the Empresas.net system and its own IR website, as detailed below.

Regarding the first piece of information highlighted, in accordance with the press release published on 11/12/2018, in the fourth quarter the Company’s new management, elected on 9/28/2018, focused its efforts on inventory sales, therefore the amount of R$750 million reflects the sum of launches that took place until September 2018 (R$609 million) and the only launch made by the Company in the last quarter (R$141 million), as mentioned in the Notice to the Market published on 3/12/2018.

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Said amount is lower than the estimated potential sales value (“PSV”) for 2019 set forth in the Reference Form (“RF”) published by the Company on 8/28/2018 and used by the Company’s management for guidance and benchmarking of its operation in 2018.

As for the second piece of information highlighted by the newspaper, on 8/28/2018 the Company published version 5.0 of the Reference Form (“RF”), amending item 11 (forecasts) to establish the operational and financial guidance for launches at R$1 billion to R$1.2 billion between 2019 and 2021. As such, considering that the floor expected for 2019 is R$1 billion, the “intention to go beyond” refers to achieving the ceiling of R$1.2 billion per year.

São Paulo, December 18, 2018.

GAFISA S.A.

Ana Recart

Chief Executive Officer, Chief Financial and Investor Relations Officer

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 18, 2018

Gafisa S.A.

By:	/s/ Ana Maria Loureiro Recart
Name: Ana Maria Loureiro Recart Title: Chief Executive Officer